CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MAR. 31, 2016		FOR THE TWELVE MONTHS ENDED DEC. 31, 2015
Net income	$20,879		$141,350
Income tax expense	12,563		79,294
Total fixed charges (from below)	19,662		78,364
Total earnings	$53,104		$299,008
Fixed charges:
Interest	$18,757		$74,394
Amortization of debt expense, premium, net	713		3,052
Portion of rentals representative of an interest factor	129		572
Interest of capitalized lease	63		346
Total fixed charges	$19,662		$78,364
Ratio of earnings to fixed charges	2.70	X	3.82	X